Filed by Contango Oil & Gas Company

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934, as amended

Subject Company: Crimson Exploration Inc.

Commission File No.: 001-12108

The following is a transcript of the investor presentation that was given by Contango Oil & Gas Company (the “Company”) on April 30, 2013.

Forward-Looking Statements

This filing contains forward-looking statements, which may be identified by words such as “believes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “should,” “seeks,” “future,” “continue,” or the negative of such terms, or other comparable terminology. Forward-looking statements are subject to risks, uncertainties, assumptions and other factors that are difficult to predict and that could cause actual results to vary materially from those expressed in or indicated by them. Factors that could cause actual results to differ materially include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (2) the outcome of any legal proceedings that may be instituted against the Company and others following announcement of the Merger Agreement; (3) the inability to complete the Merger due to the failure to satisfy the conditions to the Merger, including obtaining the affirmative vote of at least a majority of the votes cast by the holders of the Company’s outstanding shares of common stock entitled to vote on the approval of issuance of shares of Company common stock; (4) risks that the proposed transaction disrupts current plans and operations and potential difficulties in employee and customer retention as a result of the Merger; (5) the ability to recognize the benefits of the Merger; (6) legislative, regulatory and economic developments; and (7) other factors described in the Company’s filings with the Securities and Exchange Commission (“SEC”). Many of the factors that will determine the outcome of the subject matter of this filing are beyond the Company’s ability to control or predict. The Company can give no assurance that the conditions to the Merger will be satisfied. Except as required by law, the Company undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise. The Company is not responsible for updating the information contained in this filing beyond the published date, or for changes made to this filing by wire services or Internet service providers.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between the Company and Crimson Exploration Inc. (“Crimson”) will be submitted to the stockholders of both companies for their consideration. The Company expects to file with the SEC a registration statement on Form S-4 that will include a prospectus of the Company and will also comprise a proxy statement for each of the Company and Crimson. INVESTORS AND SECURITY HOLDERS OF THE COMPANY, CRIMSON AND OTHER INVESTORS ARE ADVISED TO READ THE PROSPECTUS AND PROXY STATEMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THOSE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The definitive joint proxy statements and prospectus will be mailed to stockholders of the Company and of Crimson. Investors and security holders may obtain a free copy of the joint proxy statement and prospectus when it becomes available, and other documents filed by the Company with the SEC, at the SEC’s web site at http://www.sec.gov. Free copies of the proxy statement, when it becomes available, and the Company’s other filings with the SEC may also be obtained from the Company by directing a request to the Company, Attention: Investor Relations department, or by calling (713) 960-1901.

Participants in Solicitation

The Company and its directors, executive officers and other members of its management and employees may be deemed to be soliciting proxies from the Company’s stockholders in favor of the proposed Merger. Information regarding the Company’s directors and executive officers is available in its Annual Report on Form 10-K for the fiscal year ended June 30, 2012 filed with the SEC on August 29, 2012, and definitive proxy statement relating to its 2012 Annual Meeting of Stockholders filed with the SEC on October 12, 2012. Stockholders may obtain additional information regarding the interests of the Company and its directors and executive officers in the proposed Merger, which may be different than those of the Company’s stockholders generally, by reading the joint proxy statement and prospectus and other relevant documents filed with the SEC when they become available.

CRIMSON EXPLORATION INC.

Moderator: Joe Grady

04-30-13/10:00 am CT

Confirmation # 6626916

CRIMSON EXPLORATION INC.

Moderator: Joe Grady

April 30, 2013

10:00 am CT

Operator: Good day, and welcome to the Contango Oil & Gas and Crimson Exploration joint conference call announcing the recently signed merger agreement. As a reminder, today’s call is being recorded. At this time I would like to turn the conference over to Mr. Joe Romano, President and CEO of Contango Oil & Gas. You may go ahead, sir.

Joe Romano: Thank you. Good morning everyone. My name is Joe Romano, and I’m the president and CEO of Contango Oil & Gas. I’m joined today by Allan Keel, the president and CEO of Crimson Exploration; and by Joe Grady, the chief financial officer of Crimson.

Before we begin, I want to remind everyone that the discussion this morning may contain forward-looking statements concerning the proposed transaction between Contango and Crimson; the expected timetable for completing the proposed transaction; its financial and business impact; management’s beliefs and objectives with respect thereto; and management’s current expectations for future operating and financial performance.

Such statements are based on assumptions we believe to be appropriate under the current circumstances, and therefore should be considered in that context. There’s also a slide deck posted to Contango and Crimson’s Web sites this morning that further outlines the forward-looking statements, as well as provides an overview of the transaction in detail.

CRIMSON EXPLORATION INC.

Moderator: Joe Grady

04-30-13/10:00 am CT

Confirmation # 6626916

I’m very pleased to day to announce that Contango Oil & Gas has entered into a merger agreement whereby it will acquire Crimson Exploration in a stock-for-stock transaction valued at approximately $390 million, including assumed debt.

To quickly summarize the transaction, each Crimson share shall be exchanged for approximately 0.08 shares of Contango stock. The Crimson shareholders will own 20.3% of Contango Oil & Gas following closing of the merger. Contango will assume the $244 million of existing Crimson debt, with the anticipation of refinancing the debt at a lower blended rate at closing.

The combined company will have an enterprise value of nearly $1 billion at current prices, approximately 101 Mmcfe per day of net production; 312 Bcfe approved reserves; and over 1 Tcfe of estimated total resource potential.

This transaction will continue Contango’s strategy of building shareholder value through the drill bit, and will address a number of our long-term objectives. The contemplated merger with Crimson is immediately accretive to Contango’s cash flow per share.

My excitement, though, today is tempered by the recent passing of my very good friend, Ken Peak, Contango’s founder and chairman. Ken was a wonderful man. He was smart but humble, and very funny. Ken’s enthusiasm for everything he did was endearing.

Ken committed himself over the past 13 years to his work and the company he founded. He took great pride in the success of Contango and its legacy of creating shareholder value. He will be sorely missed by his family, friends, Contango employees and business colleagues.

Over the past few months, Contango personnel have spent a great deal of time with the Crimson team. We like their reserves. We like their prospects, and we like their people. Crimson

CRIMSON EXPLORATION INC.

Moderator: Joe Grady

04-30-13/10:00 am CT

Confirmation # 6626916

Exploration is a publicly traded, independent oil and natural gas company that has historically focused its operations in the on-shore US Gulf Coast, Texas and Colorado regions.

Over the past few years, Crimson has shifted its strategic focus to include the Woodbine oil play in southeast Texas; and the Eagle Ford shale and Buda oil plays in South Texas. Crimson is also monitoring activity adjacent to its acreage, but this is in the perspective for the Niobrara shale oil play in Colorado and the James Lime liquids play in East Texas.

We believe these plays provide significant long-term growth potential for multiple formations. Crimson has done a wonderful job of setting these properties up for large-scale future development, which we expect to undertake upon closing.

During this merger, we will be creating a larger, more diverse company with improved growth characteristics and an enhanced exposure to a balanced offshore Gulf of Mexico and on-shore Texas production profile. Crimson’s liquid-focused drilling program and several unconventional resource positions adds further scale to our existing asset base, while significantly increasing our exposure to oil.

All of our pro forma key areas will have a critical mass to grow organically for years to come, and the conservatively capitalized balance sheet will position the combined company to implement an accelerated liquids-focused drilling program.

In short, Crimson is the right partner at the right time in our company’s history, and we are excited about the opportunities that presents for our future growth.

As a show of support for the proposed transaction, a number of key employees on both—a number of key parties on both sides have entered into voting agreement supporting the deal.

CRIMSON EXPLORATION INC.

Moderator: Joe Grady

04-30-13/10:00 am CT

Confirmation # 6626916

This group includes the estate of Ken Peak; Mr. Brad Juneau; members of the senior management teams of Contango and Crimson; and the affiliates of Oaktree Capital Management, Crimson’s largest shareholder. We appreciate their support and are glad to share our vision for the combined company.

Following closing the transaction, I will continue to be chairman of the board of Contango, along with being chairman of a newly created investment committee. Allan Keel will become Contango’s new president and CEO, and also serve on that investment committee. Joe Grady will become the company’s new SVP and CFO.

Many of you know Brad Juneau. We will continue to benefit from Brad’s knowledge and experience through his role as a director on our board. And he will continue to generate Gulf of Mexico prospects for us with the support of his exploration team. Our board will increase to eight members, comprised of five from Contango and three from Crimson.

This transaction is subject to various closing conditions including the required approval of both Contango and Crimson stockholders and customary regulatory approvals. We anticipate closing to occur in the third quarter of 2013.

We really do see this as a win-win for both Contango and Crimson. Our strategy to build shareholder value by the drill bit is well underway. I want to take a moment to thank the Crimson management and all of our employees and advisors for the energy they have put into making this transaction come together. And I now want to turn it over to Allan, Allan Keel, for his comments. Thank you.

Allan Keel: Thank you, Joe. First let me start by expressing how excited I am to be discussing this merger and partnership with Contango. This is an incredible moment for our company’s investors and employees.

CRIMSON EXPLORATION INC.

Moderator: Joe Grady

04-30-13/10:00 am CT

Confirmation # 6626916

This transaction will significantly enhance value to investors in both Contango and Crimson by creating an enterprise that will benefit from a more diversified asset base and increases in scale, liquidity and cash flow. Joe Romano and I have a shared vision of a combined company that grows by the drill bit while maintaining the financial flexibility to opportunistically consider accretive acquisitions that would further enhance our scale, profitability and prospects for growth.

Over the last few months, the Crimson team has enjoyed getting to know the Contango team, and has gained a deep respect for the company and assets that Ken Peak, Brad Juneau, John Miller and others have built in their offshore exploration success. We’ve known this group of people for quite some time and have really enjoyed working with them in the last few months.

I’d also like to express my condolences to Ken’s family and many friends, as well as the Contango staff, for their loss. Ken was admired across the industry for his entrepreneurial spirit and great success in the offshore arena. Having personally spent time in the offshore side of the industry for over 25 years, I understand and appreciate the world-class quality of the wells this team has discovered in the Gulf of Mexico.

From Crimson’s perspective, the strategic rationale for the transaction is very straightforward, and we believe this transaction is the best way for Crimson to enhance value for its shareholders.

In the months leading up to this transaction, Crimson conducted a strategic alternatives review that examined various scenarios to increase shareholder value. The merger with Contango is what we believe is the best approach to achieving Crimson’s goals of increasing float; de-leveraging our balance sheet; and positioning the company to increase drilling activity.

The proposed merger will allow Crimson to accelerate development, which is a key to unlocking the value of Crimson’s significant portfolio of liquids-rich, high-return drilling opportunities in our

CRIMSON EXPLORATION INC.

Moderator: Joe Grady

04-30-13/10:00 am CT

Confirmation # 6626916

Woodbine, Buda and Eagle Ford areas, among others. The combined company will have a balanced and diversified asset base with exposure to some of the top-producing basins in the country.

Further, the cash on the balance sheet at Contango and increased scale of the combined company will provide increased liquidity and access to capital, enabling the combined company greater flexibility for capital markets or ((inaudible)) activity in the future. As Joe mentioned, we also see this as a win-win scenario for our shareholders.

Upon closing the transaction, we anticipate ramping up the combined company’s 2013 capital plan to approximately $130 million. This capital will be allocated among our on-shore plays that are characterized by lower-cost, lower-risk, liquids-rich opportunities; and our offshore prospects that are high-risk, high-potential impact projects.

On-shore we will continue to focus on our Woodbine position in Madison and Grimes Counties; our Buda and Eagle Ford acreage in South Texas; and the emerging James Lime liquids play in East Texas. In the Gulf of Mexico, our inventory of exploratory prospects developed by ((inaudible)) exploration will enable us to ((inaudible)) some high-potential targets.

Over the long term we will constantly seek to distribute capital to our highest-return projects, while optimizing our development plan and maintaining financial flexibility to consider new opportunities.

We believe this combination to be an extremely unique opportunity to join two talented management teams with complementary assets and company profiles, for a combined company primed for accelerated growth. We are truly excited about the future of the new Contango.

CRIMSON EXPLORATION INC.

Moderator: Joe Grady

04-30-13/10:00 am CT

Confirmation # 6626916

With that, I will now turn the call over to Joe Grady, Crimson’s senior VP and chief financial officer, who will provide a little more color on the transaction specifics.

Joe Grady: Thank you, Allan. I’d like to take a moment to highlight the capitalization and liquidity of the combined company. And after that we’ll open it up for questions.

This all-stock transaction has the benefit of reducing leverage at Crimson and the associated cost of that capital, improving trading liquidity and increasing dramatically the capacity for a combined entity to invest on a more aggressive timeline in a combination of Crimson’s inventory of on-shore drilling opportunities and Contango’s set of potentially high-impact Gulf of Mexico prospects.

We plan to expand our revolving credit facility capacity to access lower-cost capital, and combined with cash-on-hand at closing, retire Crimson’s second lien facility. We expect to still have significant revolver availability, an excellent credit profile and strong cash flow.

The early retirement of Crimson’s second lien facility with expanded revolver capacity will also significantly reduce Crimson’s net annual interest cost by approximately 75%, or roughly $15 million on an annual basis.

After closing the merger, we will monitor the currently robust debt capital markets to potentially refinance the outstanding ((inaudible)) revolver with an attractive long-term financing instrument that would then free up revolver capacity to provide the company with ample financial flexibility to pursue strategic acquisition opportunities.

Our pro forma credit profile at closing will be very strong. Pro forma net debt to total book capitalization is estimated to be approximately 24%. Our debt per Mcfe-approved developed reserves is estimated to be in the 65-cent per Mcfe range. And our debt to last 12 months EBITDAX is at 0.9 times, slightly below 1.

CRIMSON EXPLORATION INC.

Moderator: Joe Grady

04-30-13/10:00 am CT

Confirmation # 6626916

Not only will we have an excellent financial profile, that profile will be complemented by a very strong cash flow stream that is forecasted to entirely fund a $250 to $300 million capital program over the next two years, following closing of the merger.

The combined company will benefit from a strong balance sheet and cash flow, and low cost of capital that will allow us to focus on maximizing returns to our shareholders through production and reserve growth from a high-quality, diverse, risk-balanced capital program.

We plan to maintain a conservative balance sheet in order to maintain financial flexibility going forward. I should also note that post-closing, we anticipate adjusting Contango’s fiscal June 30 year-end to a calendar year.

To conclude, I’d also like to express my enthusiasm to serve as CFO to the combined entity. Both sides of the transaction recognize the many benefits of the combination, and we’re all excited to be part of the new Contango.

I will now turn the call over to the operator for questions, but we do request that questions be limited to the benefits of the merger; the comments made here; the press release; and the materials made available on the companies’ Web sites. We expect to provide more detailed, specific information regarding our future plans in a registration statement on Form S-4 to be filed with the SEC, hopefully within the next 30 days.

Operator: And at this time if you would like to ask an audio question, you may do so by pressing the star, then 1, on your Touch-tone phone. You may withdraw your question at any time by pressing the Pound key. Once again, it is star then 1 to ask a question. And we’ll pause for a moment to allow questions to queue. And we will first go to the site of Curtis Trimble with Global Hunter. Your line is now open.

CRIMSON EXPLORATION INC.

Moderator: Joe Grady

04-30-13/10:00 am CT

Confirmation # 6626916

Curtis Trimble: Thanks very much. Good morning everyone. Congratulations on the merger announcement.

Male: Good morning, Curtis.

Male: Thank you.

Curtis Trimble: I was hoping to get a little background information on kind of the strategic alternatives process, what else you looked at from both sides of the equation in terms of Crimson possibly selling down some of your asset base. And then Contango, you know, had you had previous ideas of moving on-shore with the more active operated base in addition to your non-op? If you could give me just a little bit of idea of the evolution of the merger process.

Male: Curtis, we did go through an extensive process, evaluating a number of strategic alternatives, and determined that this combination was what would ultimately benefit the Crimson shareholders in the best way. We’ll provide more color to that in the SF that will follow in—hopefully in the next 30 days.

Joe Romano: Yes. This is Joe Romano with Contango. We have thought about—I appreciate that you understand. We are doing some things onshore in an on/off basis. And we have thought about this.

(Ken) was thinking and thought about this for some time. And unfortunately (Ken) isn’t here right, you know, with us. Very familiar with the transaction of course but this was in line with also his thinking and some of the things that we’ve been thinking about in the past.

CRIMSON EXPLORATION INC.

Moderator: Joe Grady

04-30-13/10:00 am CT

Confirmation # 6626916

Curtis Trimble: So Joe can you give me a breakdown of kind of the production mix now offshore, onshore as well as the reserve mix, onshore versus offshore?

Joe Grady: Well Curtis you’ll notice on the presentation that’s on the web site, the production mix onshore which is basically ours is about 36 million a day which was average for the first quarter. And the rest of that is Contango’s.

Curtis Trimble: Okay (that’s useful).

(Crosstalk)

Joe Grady: So it’s roughly 65 million a day.

Curtis Trimble: As you look a little further down the timeline would you anticipate going to a calendar yearend for the fiscal year as well or just too early to concern yourself with converting to a calendar yearend?

Joe Grady: Well we—and our first priority is getting the merger done and then we’ll address the calendar year.

But it is our desire and will be a priority item for us as we go forward to change that calendar. I mean change that fiscal yearend to a calendar year.

Joe Romano: And this is Joe from Contango. We concur. This is something we think we should do also. So I anticipate us doing that.

Curtis Trimble: Perfect. Thank you so much.

CRIMSON EXPLORATION INC.

Moderator: Joe Grady

04-30-13/10:00 am CT

Confirmation # 6626916

Operator: And we will next go to the site of Brian Grefe with Raymond James. Your line is now open.

Brian Grefe: Yes. Are there any tax benefits in this transaction considering there’s some tax liability on the Contango side and some tax loss carryforwards on the Crimson side?

Joe Grady: Based on the guidance that we’ve gotten from our financial advisors we believe that we will be able to use all of Crimson’s net operating losses going forward.

Brian Grefe: And do you remember what that number is?

Joe Grady: It’s roughly 100 million.

Brian Grefe: Okay.

Joe Grady: Okay.

Operator: And once again as a reminder if you’d like to ask a question it is star then 1 on your Touch-tone phone.

We’ll pause to allow additional callers to queue.

And we’ll next go to the site of John Fox with Fenimore Asset Management. Your line is now open.

John Fox: Yes, thank you. Good morning everyone.

Just want to clarify on the debt, there’s about $240 million of debt at Crimson and I was a little confused on which piece you’re paying off immediately and then what piece you’re refinancing.

CRIMSON EXPLORATION INC.

Moderator: Joe Grady

04-30-13/10:00 am CT

Confirmation # 6626916

Joe Grady: Well we will use the cash on hand plus availability under an expanded credit facility to retire the second lien which is $175 million.

John Fox: Right.

Joe Grady: And so pro forma as you’ll see in the presentation it leaves us with about $175 million of pro forma debt.

John Fox: Right. I see the 174 so that would basically all be credit line at that point.

Joe Grady: Yes.

John Fox: And then you would plan to term that out at some point.

Joe Grady: We will monitor the debt capital markets starting now actually and determine what a good timing and strategy be in terming that out. Yes.

John Fox: Okay, terrific. And then it sounds like with the capital plan, we’ll just call it an average 275, that’s over the next two years. That’ll be funded by cash flow and you plan to run with the 175 approximately of debt. Is that fair?

Joe Grady: That’s our expectation. Yes. And we’d use the availability under our credit facility to pursue acquisitions.

John Fox: Okay. And then I know, I’m a former shareholder of Contango and New Can. And he always liked to have some cash on the balance sheet in addition. Of course he didn’t have any debt.

CRIMSON EXPLORATION INC.

Moderator: Joe Grady

04-30-13/10:00 am CT

Confirmation # 6626916

Maybe for Joe, I mean do you anticipate running with some cash or is this what the capital structure will look like going forward?

Joe Romano: No, we will run with cash. And it is anticipated that, you know, the drilling of these initial wells that we will have a fair amount of cash on our balance sheet.

This is quite exciting and we’re pretty excited about our entry here into the onshore and the—what we believe to be the prolific nature of Crimson’s inventory.

John Fox: Okay, thank you.

Operator: And we will next go to the site of Steve Berman with Canaccord Genuity. Your line is now open.

Steve Berman: Thanks. Good morning gentlemen. I’m noticing on Slide 7 James Lime spending in 2014 is up significantly from 2013. Is that a function of having the wherewithal to go after that a little more, is that a function of gas prices have gone up?

I thought that was a pretty interesting play and Devon had gone after it but there was not a lot of infrastructure down there so they kind of walked away I believe from it so just tell me your thinking on the James Lime here going forward, going from 5 million to 20 million.

Allan Keel: Yes, Steve. It’s Allan. Yes, Devon actually—they’ve actually increased their activity level out there over the last several months. So they’ve actually drilled, you know, at least 10 or 12 wells there with, you know, increasing success with, you know, with the—as they get a little bit more efficiencies out there.

CRIMSON EXPLORATION INC.

Moderator: Joe Grady

04-30-13/10:00 am CT

Confirmation # 6626916

As we’ve mentioned before we’ve been waiting on that infrastructure solution out there and we think that some of that is taking place now.

So we are in a position now with, you know, with this combination to devote some capital to that play and we really think it’s a great opportunity for us to pursue.

So yes, we are going to invest capital out there this year as well as ramping that up as we go forward.

Steve Berman: And Allan how about the Liberty County stuff? You had some success there. I think you backed away with lower gas prices. What’s your thinking on Liberty County given gas has gone up and you’ll have the balance sheet to maybe test that a little bit again here?

Allan Keel: Yes. I—Steve I think on Liberty County I think what we would like to do is, you know, we’ve worked that pretty hard. But I think what we would probably start evaluating now is looking at the potential of shooting a new 3D out there to, you know, image some of the deeper prospects out there or better image those and determine then whether or not we feel like those are—how those fit in our inventory.

But clearly with this combination it’s going to be able to, you know, enable us to do a little bit more science and try to figure out, you know, what the prospectivity of our roughly 15,000 net acres are out there.

So I think that’s another really nice positive to this transaction.

Steve Berman: Okay. Thank you very much.

Operator: And we will now go to the site of Craig Kelleher with Millstreet Capital. Your line is open.

CRIMSON EXPLORATION INC.

Moderator: Joe Grady

04-30-13/10:00 am CT

Confirmation # 6626916

Craig Kelleher: Hey guys. Can you just kind of walk us through or explain kind of the lack of any really material control premium for the purchase of Crimson? I mean just in terms of just, you know, simplistically, you know, the stock was up, you know, $5.65, 70 kind of 52 week high not that long ago. You know some of the research pieces out there have, you know, $6 and $7 price targets on the stock.

You know recent really good news out of your Woodbine Drilling Program that, you know, we should start to see in the numbers here. I mean it seems like kind of even in the presentation you say, a lot of the stuff is kind of lower risk, high return stuff that Crimson is bringing to the table.

So I’d just like to hear your opinions on that.

Joe Grady: Yes. This is Joe Grady. We do reflect an 8% premium here.

But the one thing to keep in mind is it is a merger. And the Crimson shareholders are still retaining the ability to participate in not only the upside of the further de-risking and development of our asset base but also the Contango asset base.

And the Management Team is going to be largely the Crimson Management Team to help develop that over time and so it’s a combination of all those things that just made it a good fit for both of us. We’ll, again explain that in a little more detail in the SF. But generally that’s the way we looked at it.

Craig Kelleher: And just in terms of the strategic review process, I mean if you just look at the presentation you guys did recently with—I think it was—was it the Howard Weil Conference in late March? You know and in Page 18 of that presentation is a consistent slide we’ve seen you guys put forth before from Crimson.

CRIMSON EXPLORATION INC.

Moderator: Joe Grady

04-30-13/10:00 am CT

Confirmation # 6626916

And it, you know, talks about some of the base case and upside cases that you guys have been laying out for quite some time on kind of the NAV per share of Crimson. I mean just as you went through the strategic review process did you have any bids for assets that would allow you to maybe generate some nearer term cash to pay down debt and then refocus your CAPEX dollars towards kind of the woodbine which we’re seeing not only from you guys but many of the guys around you has turned out to be a very attractive play?

Allan Keel: Yes. This is Allan Keel. Yes, we looked at just about every strategic alternative including asset sales, going to the equity market, bringing in JV partners.

And we found that this was far the best opportunity to unlock the value of our asset base.

And so yes, we examined all that. We had an advisor in to help us. So we’ve fully vetted that and our asset base, our, you know, our liquidity, Contango’s asset base, their liquidity was clearly the best option for the company.

Operator: and we will now go to the site of Brian Grefe with Raymond James. Your line is open.

Brian Grefe: Yes. Joe could you talk a little bit from a Contango shareholder perspective, being a relatively conservatively managed financial company and merging with a company that maybe wasn’t as conservatively managed? It looks like the combined company will be but in terms of that shift and mentality and approach?

Joe Romano: One, we have thought about that a lot. As Joe addressed earlier we do have a sensitivity to our—to the amount of debt that we have. As you know we’ve managed without debt for a long time. We were fortunate to be able to do that.

CRIMSON EXPLORATION INC.

Moderator: Joe Grady

04-30-13/10:00 am CT

Confirmation # 6626916

As Joe mentioned we do plan on spending 250 to $300 million over the next couple of years. And as you noted that is from cash flow.

We do not anticipate having to borrow additional dollars to drill some of these prospects, both our prospects offshore and the onshore asset base of Crimson.

So it is on our minds. It is a concern. And we share that concern with Allan and Joe. We’ve talked about it a lot. And we want this—you know I think one of—we have prided ourselves on our balance sheet. And we want to continue to be able to do that.

So that’s—we feel good about it.

Brian Grefe: Thank you.

Operator: And this does conclude our question and answer session. I’d now like to turn the program back over to our presenters for any closing remarks.

Allan Keel: Yes, this is Allan Keel. I would like to just close by saying how excited we are about this transaction with Contango, with Joe and (Brad) and the company that (Ken) built. We think with, you know, having the prospect inventory that Contango brings and the ability to generate prospects with the Gulf of Mexico that are high impact, top opportunities combined with our low risk development prospects that are liquids rich and the balance sheet that Contango brings to bear and the two combined Management Teams. We think this is an excellent opportunity for all shareholders to benefit in the growth of our company.

And we look forward to speaking with you soon and look forward to getting this thing closed in the very near future.

CRIMSON EXPLORATION INC.

Moderator: Joe Grady

04-30-13/10:00 am CT

Confirmation # 6626916

And with that again, thanks for all your interest and look forward to talking to you again soon.

Operator: This does conclude today’s program. You may disconnect at any time.

END